UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )
iGambit, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
None
(CUSIP Number)
Elisa V. Luqman
37 Harrison Drive
Northport, New York 11768
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 1, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

CUSIP No.	None	Page	2	of	5

1	NAMES OF REPORTING PERSONS Elisa V. Luqman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		5,470,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		245,000 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,470,000 shares

WITH	10	SHARED DISPOSITIVE POWER

245,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,715,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. None	13D	Page 3 of 5 Pages

Item 1: Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, of iGambit, Inc. (the “Company”), whose principal address is 1600 Calebs Path Extension, Suite 114, Hauppauge, New York 11788.
Item 2: Identity and Background.
(a)	Elisa V. Luqman

(b)	37 Harrison Drive, Northport, New York 11768

(c)	Mrs. Luqman is the Chief Financial Officer, Executive Vice President, General Counsel and a Director of the Company.

(d)	During the last five (5) years Mrs. Luqman was not convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years Mrs. Luqman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to have her be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States.
Item 3: Source or Amount of Funds or Other Consideration.
Mrs. Luqman received her shares in the Company in the following manner: (i) 4,000,000 shares were issued to Mrs. Luqman upon the formation of the Company, as founder’s shares; (ii) 980,000 shares were issued to Mrs. Luqman upon the cashless exercise of options on June 1, 2006; (iii) 490,000 shares were issued to Mrs. Luqman upon the cashless exercise of options on May 1, 2007; and (iv) 245,000 shares were issued to Mrs. Luqman’s husband, who received the shares upon the cashless exercise of options in 2006, 2007, 2008, and 2009.
Item 4: Purpose of the Transaction.
Mrs. Luqman’s acquisitions of Common Stock of the Company were for investment purposes.
Item 5: Interest in Securities of the Issuer.
(a)	Mrs. Luqman is the beneficial owner of 5,715,000 shares of the Company’s common stock, representing 23.9% of the issued and outstanding shares of Company common stock based on 23,954,056 shares of common stock outstanding as of March 1, 2010.

(b)	Mrs. Luqman has the sole power to vote and the sole power to dispose of 5,470,000 shares of the Company’s common stock. Mrs. Luqman has the shared power to vote and the shared power to dispose of 245,000 shares of the Company’s common stock.

CUSIP No. None	13D	Page 4 of 5 Pages

(c)	None.

(d)	Not applicable.

(e)	Not applicable.
Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No contracts, arrangements, understandings or similar relationships exist between Mrs. Luqman and any other parties with respect to the securities of the Company.
Item 7: Material to be filed as Exhibits.
Not Applicable.

CUSIP No. None	13D	Page 5 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 22, 2010

By:	/s/ Elisa V. Luqman
Elisa V. Luqman